United States securities and exchange commission logo





                             September 8, 2023

       William A. Ackman
       Chief Executive Officer
       Pershing Square SPARC Holdings, Ltd./DE
       787 Eleventh Avenue, 9th Floor
       New York, New York 10019

                                                        Re: Pershing Square
SPARC Holdings, Ltd./DE
                                                            Amended
Registration Statement on Form S-1
                                                            Filed August 30,
2023
                                                            File No. 333-261376

       Dear William A. Ackman:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2023 letter.

       Amended Registration Statement on Form S-1 filed August 30, 2023

       Restrictions on Issuance of Warrants, page 189

   1. Please expand upon the statement that "we will not issue any securities prior to completion of a
business combination with an exercise price below 85% of the Final
                                                        Exercise Price." Please
clarify when, why and to whom such securities may be issued.
                                                        Please also provide
clear disclosure throughout the prospectus, as the remainder of the prospectus currently
only contemplates additional securities issuances in connection with or following the
business combination and does not contemplate an exercise price below the Final Exercise
Price. Please add risk factor disclosure.
 William A. Ackman
FirstName LastNameWilliam   A. Ackman
Pershing Square SPARC Holdings,  Ltd./DE
Comapany 8,
September  NamePershing
             2023        Square SPARC Holdings, Ltd./DE
September
Page 2    8, 2023 Page 2
FirstName LastName
        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Gregory P. Patti, Jr.